Exhibit 1.01

Blucora, Inc.
Conflict Minerals Report
For the Period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report for the period from January 1, 2015 to December 31, 2015 is presented as an exhibit to the Specialized Disclosure Report on Form SD, to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

Forward-Looking Statements Disclaimer

This report contains not only past and present facts about Blucora, Inc., but also future forecasts based on plans, prospects, management policies and strategies as of the publication date. These future forecasts are assumptions or estimations based on information available at the time the report was prepared. Due to a range of variables, however, the results or circumstances of our future business activities may vary from the forecasts contained herein.

I.	Introduction

We are required to file this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2015, as a result of our reasonable country of origin inquiry (“RCOI”). Rule 13p-1 generally imposes certain reporting requirements if a company manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan), and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TG”). These minerals are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict. Capitalized terms which are not expressly defined in this Report have the meaning set forth in Rule 13p-1.

This Report is also publicly available on our website at: http://blucora.com/sec.cfm

II.	Company and Product Overview

Blucora, Inc., through its subsidiary, Monoprice, Inc., is engaged in the sale of various kinds of electronic equipment, instruments, and devices for consumer markets. Blucora uses third party contract manufacturers for certain products that are branded with the “Monoprice, Inc.” name or logo. Blucora has determined that certain 3TG are necessary to the functionality or production of some of these products. For the purposes of this CMR, “Blucora” refers to both “Blucora, Inc.” and “Monoprice, Inc.”

III.	RCOI and Due Diligence

a.	RCOI

Pursuant to Rule 13p-1, Blucora conducted in good faith a RCOI, which it believes was reasonably designed to determine whether any of the necessary 3TG in its electronic products contracted to be manufactured in 2015 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources.

Exhibit 1.01

As part of the RCOI, Blucora utilized the Conflict Minerals Reporting Template (“CMRT”) created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative to collect information from our suppliers. We asked all of our suppliers to respond to the CMRT at either the product or company level. In the CMRT, the supplier was asked to confirm whether its product(s) contained one or more 3TG. If the product(s) contained 3TG, the supplier was required to identify for each such minerals: (a) the smelter or refiner (“SOR”) where it was processed; (b) its country of origin; and (c) its mine of origin. We reviewed all CMRTs received from suppliers to determine whether any of the necessary 3TG in our products manufactured in 2015 originated in the Covered Countries or were from recycled or scrap sources and to identify SORs in our supply chain.

As a result of the RCOI, Blucora determined that it had insufficient information to conclude (i) that there was no reason to believe that its necessary 3TG originated in the Covered Countries, or (ii) that it reasonably believed that its necessary 3TG came from recycled or scrap sources. Therefore, Blucora was required to conduct due diligence pursuant to Rule 13p-1.

b.	Due Diligence

Concurrently with the RCOI, Blucora adopted a due diligence procedure that followed the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas” (“OECD Guidance”). We took the steps described below in accordance with the OECD Guidance.

i.	Establish strong company management systems

We adopted the Blucora Conflict Minerals Policy (the “Policy”) to help achieve responsible sourcing of 3TG in our supply chain. The Policy is publicly available at http://www.blucora.com/governance.cfm. The Policy has been communicated to procurement personnel and management personnel responsible for overseeing supply chain processes and to our suppliers.

In addition, we assembled an internal committee (“Committee”) of relevant leaders at the company to ensure that we are meeting our obligations under Rule 13p-1. Committee members include executives from our company, compliance officers, and personnel in charge of Monoprice’s supply chain.

ii.	Identify and assess risk in the supply chain

We compared the SORs identified by our direct suppliers in the CMRT against the list of SORs that have been validated as “Conflict Free Smelters” ("CFS") by the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program (“CFSP”) for 3TG, which was available on the CFSI’s website. The CFSP uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

Identified risks included a supplier’s failure to adopt a 3TG policy regarding responsible sourcing, failure to properly complete a CMRT, and/or identification of a smelter that was not on the CFSP.

iii.	Design and Implement a strategy to respond to identified risks

Exhibit 1.01

When suppliers did not properly complete a CMRT, we worked directly with those suppliers to obtain a properly completed CMRT. In addition, we adopted a conflict minerals risk mitigation plan that sets out how Blucora will respond when we have reason to believe that an SOR in the supply chain is sourcing from a Covered Country. As part of that plan, we sent a letter to any supplier who had identified a SOR that was sourcing from a Covered Country encouraging the supplier to consider sourcing 3TG from a CFSP-certified SOR, whether or not the SOR obtains 3TG from a Covered Country. To the extent that we identify a high risk of sourcing from a Covered Country, additional risk mitigation efforts will be implemented, including adopting procedures for monitoring and tracking the performance of the risk mitigation efforts and for reporting these efforts back to the Committee. In addition, we have provided training to all suppliers and will continue to do so.

Finally, we actively participate in and support industry groups and alliances that seek to identify and prevent or mitigate the adverse impact associated with the mining of 3TG in Covered Countries. We are a member of CFSI, a leading industry program that helps to manage risk by improving supply chain transparency of conflict minerals.

iv.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

Pursuant to Rule 13p-1 and SEC guidance, Blucora was not required to, and did not, obtain an audit report by an independent auditor from the private sector as part of our due diligence or in relation to this CMR. However, in the future, Blucora will obtain an independent private sector audit if and as required by Rule 13p-1 and SEC guidance.

IV.	Survey Results for the 2015 calendar year

We contacted a total of 188 suppliers. Twenty-two of those contacted did not return CMRTs because they are now inactive or we no longer have a business relationship with them. For the remaining 166 suppliers, Blucora’s due diligence on the source and chain of custody of necessary 3TG contained in its electronics products revealed that our suppliers fell into the following categories:

1.	Some of our suppliers indicated that they do not source 3TG for any of the products they supply to us.

2.
Some of our suppliers did not identify the smelters or refiners that were the source of 3TG in the materials they supplied to Blucora (or indicate whether the 3TG came from scrap or recycled sources). Such suppliers include (a) those that did not respond or returned incomplete or inconsistent responses to the CMRT and (b) those that responded that they did not have information about the smelters or refiners.

3.
We identified a total of 197 smelters and refiners as potential sources of 3TG in materials supplied to Blucora that were reported to be in our supply chain at some point during 2015, and we compared those against the list of SORs that was prepared by CFSI and available on its website.

4.
Of those 197, 157 SORs are CFSP certified, 11 are now under the CFSI audit process but not yet compliant, and 12 are temporarily or permanently closed. Among these 180 smelters and refiners, our suppliers did not identify any smelters in our supply chain that had sourced 3TG from the Covered Countries.

Exhibit 1.01

5.
The other 17 smelters and refiners identified by our suppliers were not designated CFS by CFSI. Due to the limited information from our suppliers, we were unable to verify the country or mine of origin of the 3TG sourced from these smelters and refiners, but none of these suppliers identified any SORs that they stated were located in or sourced from a Covered Country.

Based on the information provided by our suppliers and our own due diligence efforts, we believe that the facilities that were not CFSP certified and may have been used to process the 3TG minerals in our products in 2015 include the smelters and refiners listed in Annex I.

Exhibit 1.01

Annex I

Subject Mineral	Smelter or Refiner Name	Country	Smelter Identification
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	CID000103
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	CID001093
Gold	Sabin Metal Corp.	United States	CID001546
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	CID001909
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	CID001947
Gold	Guangdong Jinding Gold Limited	China	CID002312
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe	CID002515
Gold	Caridad	Mexico	CID000180
Gold	Chugai Mining	Japan	CID000264
Gold	SAMWON METALS Corp.	Korea	CID001562
Gold	Hwasung CJ Co., Ltd.	Korea	CID000778
Tin	CNMC (Guangxi) PGMA Co., Ltd.	China	CID000278
Tin	Huichang Jinshunda Tin Co., Ltd.	China	CID000760
Tin	PT Karimun Mining	Indonesia	CID001448
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	CID000555
Tin	Linwu Xianggui Ore Smelting Co., Ltd.	China	CID001063